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P.O. Box 019101 | Miami, Florida 33131-9101

305.530.0050 | fax 305.530.0055

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March 23, 2012

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: Nicholas P. Panos Senior Special Counsel Offices of Mergers & Acquisitions	VIA EDGAR FILING

Re: eLandia International Inc.

Amendment No. 2 to Schedule 13E-3

Filed March 22, 2012

File No. 005-82117

Amendment No. 2 to Preliminary Information Statement on Schedule 14C

Filed March 22, 2012

File No. 000-51805

Dear Mr. Panos:

This letter is being provided on behalf of eLandia International Inc. (the “Company”) in response to verbal comments received from the staff via telephonic conference on March 22, 2012 concerning the above-referenced Amendment No. 2 to Schedule 13E-3 (the “Schedule 13E-3”) and Amendment No. 2 to Preliminary Information Statement (the “Information Statement”) filings.

Set forth below is the Company’s responses to the staff’s verbal comments.

Preliminary Information Statement on Schedule 14C

Based on the disclosure in revised preliminary information statement filed on March 22, 2012, please revise:

(1)	To clarify the investment situation with regard to non-accredited shareholders who have more than 10,000 shares—that is, please make clear they are neither being cashed out nor getting exchange agreements unless they sell shares to fall below 10,000 shares,

(2)	To clarify such shareholders can rely on the fairness opinion even though it is not addressed to them, and

(3)	To clarify the special committee and board believes the transaction is fair to them.

Response

The Company proposes to file a definitive information statement including the disclosure set forth below to address the staff’s comments. The page references in the Company’s responses to the staff’s comments refer to those pages in the Information Statement filed on March 22, 2012:

INSERTS TO INFORMATION STATEMENT:

INSERT #1 – page 3 new second bullet:

• Stockholders who own at least 10,000 shares and do not qualify as accredited investors will retain their common stock following the Reverse Stock Split and will continue as stockholders of the Company. These continuing stockholders will not be entitled to be cashed out as a result of the Reverse Stock Split nor will they participate in the Exchange Agreement transaction.

INSERT #2 – page 8 new second Q&A:

Q: What if I hold 10,000 or more shares but do not qualify as an accredited investor?

A: We do not intend to pay cash to holders of 10,000 or more shares of our common stock. In addition, if any such stockholder does not qualify as an accredited investor, such stockholder will not be offered the opportunity to participate in the Exchange Agreement transaction. These continuing stockholders will retain their equity in the Company. A stockholder holding 10,000 or more shares of our common stock before the Reverse Stock Split may reduce their ownership to fewer than 10,000 shares by selling or transferring shares to a different holder and, as a result, participate in the cash-out. However, there is no assurance that a purchaser for such stockholder’s shares will be available. See the information under the caption “Special Factors – Effects of the Reverse Stock Split – Effects on Continuing Stockholders” in this information statement.

INSERT #3 – page 19 revise 3rd bullet under “Effects on Continuing Stockholders”: (new insertion in bold and underline)

• receive an Exchange Agreement as described under “General Information About The Reverse Stock Split – Exchange Agreements” (assuming such stockholder is an accredited investor); any continuing stockholder that does not qualify as an accredited investor will not participate in the Exchange Agreement transaction;

INSERT #4 – page 24 new penultimate sentences of carry over paragraph under “Factors Considered in Determining Fairness”

With respect to unaffiliated continuing stockholders who do not qualify as accredited investors and, as a result, will not participate in the Exchange Agreement transaction, the special committee and the board of directors concluded that the benefits of retaining their equity in the Company outweighed the disadvantages and determined that the Reverse Stock Split was fair to such unaffiliated stockholders. The special committee and the board of directors also considered that the unaffiliated stockholders, including those that do not qualify as accredited investors and will not be offered an Exchange Agreement, could consider—and the special committee and the board of directors believes such unaffiliated stockholders should evaluate—in addition to all other information available to them, the information in INTL Provident Group’s opinion in their evaluation of the Reverse Stock Split.

INSERT #5 – page 46 new 3rd paragraph and page 50 new last paragraph

Stockholders who own at least 10,000 shares and do not qualify as accredited investors will not be offered the opportunity to participate in the Exchange Agreement transaction. Such stockholders will retain their common stock following the Reverse Stock Split and will continue as stockholders of the Company.

* * *

In addition, the Company believes that the unaffiliated stockholders may rely on the opinion of INTL Provident Group and that the revisions set forth above are not to be construed as a limitation on such reliance.

On behalf of the Company, we trust that the foregoing has been responsive to the staff’s comments. If the staff has any additional comments or concerns, please call the undersigned at (305) 530-0050.

Sincerely,

/s/ Seth P. Joseph
Seth P. Joseph

cc: Harley L. Rollins

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